1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date	August 13, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares in Yanzhou Coal Mining Company Limited.

YANZHOU COAL MINING COMPANY LIMITED	13.51A
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1171)

MAJOR TRANSACTION -

acquisition of 100% of the issued share capital

in Felix Resources Limited by way of a scheme of arrangement

AND

RESUMPTION OF TRADING

The Board is pleased to announce that on 13 August 2009, the Company entered into a binding Scheme Implementation Agreement with Felix, a corporation incorporated in Australia with shares listed on ASX, pursuant to which, Felix Directors will unanimously recommend the Scheme to Felix Shareholders by means of which the Company will, subject to the Conditions being fulfilled or waived, acquire all of the Felix Shares. The total Scheme Consideration for the Transaction will be approximately AUD3,333 million (equivalent to approximately HKD21,538 million or approximately RMB18,951 million).

As of the date of this announcement, Felix has a total of 196,455,038 issued shares and will have 196,625,038 issued shares by the implementation of the Transaction, assuming the full exercise of 170,000 Felix Option Rights.

The implementation of the Transaction is conditional upon the satisfaction or waiver of the Conditions specified in the Scheme Implementation Agreement, which include but are not limited to obtaining the approvals of the Shareholders and the Federal Court of Australia in respect of the Transaction and as described in the paragraph headed “Conditions” in this announcement.

If concluded, the Transaction is anticipated to constitute a major transaction of the Company and will be subject to the reporting, announcement and Shareholders’ approval requirements in accordance with Chapter 14 of the Hong Kong Listing Rules. A circular containing, among other information, a letter from the Board containing further details of the Transaction and a notice of the EGM, will be dispatched to the Shareholders as soon as practicable.

The Transaction may or may not be successful and may not complete, depending upon, among other things, fulfillment of the Conditions. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

At the request of the Company, trading in the H Shares on the Hong Kong Stock Exchange was suspended from 9:30 a.m. on Monday, 10 August 2009 (Hong Kong time) pending the issue of this announcement. Application has been made to the Hong Kong Stock Exchange for resumption of trading in the H Shares from 9:30 a.m. on Friday, 14 August 2009 (Hong Kong time).

BACKGROUND	14.60(1)

The Board is pleased to announce that on 13 August 2009, the Company entered into a binding Scheme Implementation Agreement with Felix, a corporation incorporated in Australia with shares listed on ASX, pursuant to which, Felix Directors will unanimously recommend the Scheme to Felix Shareholders by means of which the Company will, subject to the Conditions being fulfilled or waived, acquire all of the Felix Shares.

As of the date of this announcement, Felix has a total of 196,455,038 issued shares and will have 196,625,038 issued shares by the implementation of the Transaction, assuming the full exercise of 170,000 Felix Option Rights.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, each of Felix and its ultimate beneficial owners is a third party independent of and not connected with the Company and its connected persons.	14.58(3)

THE SCHEME IMPLEMENTATION AGREEMENT

(A) Date of the Scheme Implementation Agreement	14.58(3)

13 August 2009

(B) Parties

(i)	the Company; and

(ii)	Felix

(C) The Scheme	14.58(5)

The Company will acquire the Felix Shares pursuant to the Scheme. Upon completion of the Scheme, all the Felix Shares will be acquired by the Company (or its wholly-owned subsidiary) and the Felix Shareholders will be entitled to receive a cash payment of AUD16.95 per Felix Share.

(D) Scheme Consideration

AUD16.95 (equivalent to approximately HKD109.54) in cash per Felix Share to be paid by the Company within 10 Business Days of the coming into effect of the order of the Court approving the Scheme. The total Scheme Consideration for the Transaction will be approximately AUD3,333 million (equivalent to approximately HKD21,538 million or approximately RMB18,951 million).

14.58(4) 14.58(5)

The Scheme Consideration of AUD16.95 per Felix Share represents a 10.9% premium to the Dividend Adjusted 1 Month VWAP.

The Transaction is to be financed from the Company’s existing cash resources and bank borrowings. The Company has access to sufficient financing from Chinese financial institutions to fund the remainder of the Scheme Consideration.

(E) Indicative Timetable

Subject to the timely receipt of necessary approvals, the Company expects the Transaction to be completed by December 2009.

(F) Conditions

Pursuant to the Scheme Implementation Agreement, the Transaction is conditional upon the fulfillment or waiver of a number of Conditions, including but not limited to the following, at any time before 8.00 am on the first day on which an application made to the Federal Court of Australia for an order to approve the Scheme is heard (other than for Condition (xi) below):

(i)	Foreign investment approval – the Company having received no objections from the Australian Treasurer or his agent under the Australian Government’s foreign investment policy to the acquisition by the Company of all of the Felix Shares;

(ii)	PRC regulatory approvals – the Company having obtained all necessary legal and regulatory approvals, consents and authorizations required under the PRC laws in connection with the Transaction including (but not limited to) the National Development and Reform Commission of China, the Shandong Branch of the State-owned Assets Supervision and Administration Commission of China, the China Securities Regulatory Commission, the Ministry of Commerce of the PRC and the State Administration of Foreign Exchange of China;

(iii)	Shareholder’s approval – the Company having obtained approval from two-thirds of the Shareholders in the EGM in respect of the acquisition of the Felix Shares that are the subject of the Transaction;

(iv)	Financing – the Company entering into sufficient financing arrangements to fund the Transaction;

(v)	Material transactions – no material transactions are undertaken by Felix or any of its subsidiaries unless required to be undertaken by the Felix Group pursuant to the Transaction or to the extent disclosed (including in the Felix budget);

(vi)	Third party consents – Felix obtains a waiver from each relevant party of all rights that might arise as a result of the Transaction under its joint venture agreements, including those in relation to the Ashton coal mining project and Minerva coal mining project;

(vii)	Divestment of SA Coal – removal of SA Coal from the Felix Group; to be effected in the absence of any agreement to the contrary by way of a declaration by the Felix Board of an in specie dividend of shares of SA Coal including the capitalization by Felix by way of further equity contribution in SA Coal of AUD10 million;

(viii)	Material adverse change – no material adverse change occurs in relation to the Felix Group, including an event which diminishes consolidated net assets of the Felix Group by AUD200 million or more, or diminishes the aggregated consolidated annual net profit before tax of the Felix Group over 5 consecutive financial years by AUD100 million or more, or has the result that the Felix Group is unable to carry on its business in substantially the same manner but excluding any event beyond the control of the Felix Group (which includes any event that relates to interest rates, commodity prices or currency exchange rates);

(ix)	Independent Expert – the Independent Expert to be appointed by Felix concludes that the Scheme is in the best interests of Felix Shareholders;

(x)	No dividends – Neither Felix nor any of its Related Bodies Corporate makes or declares any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie) of more than AUD1.00 cash for each Felix Share, except any in specie distribution of shares in SA Coal or dividends made to Felix or between Felix Group members;

(xi)	Felix Shareholders approval – Felix Shareholders approve the Scheme by the necessary majorities;

(xii)	Australian court approval – the Federal Court of Australia approves the Scheme in accordance with the Australian Corporations Act; and

(xiii)	Felix Debt Facilities – Felix receives all necessary consents, waivers and releases in respect of the Transaction under Felix’s debt facilities or has received adequate assurances in relation to a suitable replacement for the relevant facilities.

Each party has agreed to use all reasonable endeavors to procure that each of the Conditions for which it is responsible is satisfied as soon as practicable and that there is no occurrence that would prevent the Conditions for which it is responsible from being satisfied. Most of the Conditions noted above may be waived by one or both parties as specified in the Scheme Implementation Agreement.

(G) Felix Dividend

Pursuant to the Scheme Implementation Agreement, Felix will pay to the Felix Shareholders (i) cash dividends totaling AUD1.00 per Felix Share (the first payment is expected to be paid to Felix Shareholders on 30 October 2009) funded from Felix’s cash reserves; and (ii) an in-specie dividend of AUD0.05 per share in SA Coal by way of further equity contribution of AUD10.00 million by Felix.

(H) Implementation

Felix has agreed to propose the Scheme. Each party has agreed to use all reasonable endeavors and utilise all necessary resources to produce the Scheme Booklet and implement the Scheme on the terms in accordance with the timetable set out in the Scheme Implementation Agreement.

Felix has agreed to commission an Independent Expert’s Report in respect of the Scheme, and to carry on its business and operations in the ordinary course and substantially consistent with the manner in which they have been conducted previously.

(I) Recommendation of Felix Board

Prior to entering into the Scheme Implementation Agreement, Felix has been advised by each of the Felix Directors that they intend to recommend the Transaction. Felix has agreed to use its reasonable endeavors to procure that each of Felix Directors maintains their recommendation of the Transaction, subject to:

(i)	the Independent Expert concluding that the Transaction is in the best interests of Felix Shareholders; and

(ii)	there being no Superior Proposal (which is, in summary, a publicly announced bona fide counterproposal from a third party which the Felix Board determines, acting in accordance with its fiduciary duties, is capable of being valued and completed and is more favourable to Felix Shareholders than the Scheme).

(J) Break Fees

The parties have agreed that the Transaction will benefit the parties and their respective shareholders and if the Scheme is not implemented, both parties will incur significant costs. The parties have agreed that a break fee of AUD33.30 million (equivalent to approximately HKD215.38 million) (“Break Fee”) will be payable in the following circumstances:

(i)	Felix will pay the Break Fee to the Company if:

(a)	in the period up to implementation (or termination) of the Scheme, any Felix Director fails to state or publicly changes or withdraws the statement or recommendation that the Transaction is in the best interests of Felix Shareholders, or a Competing Proposal is recommended by a majority of the Felix Board;

(b)	a Competing Proposal is announced or made before the expiry of the Exclusivity Period, and is completed before the first anniversary of the Scheme Implementation Agreement, as a result of which a third party acquires a relevant interest (as defined under the Australian Corporations Act) and/or an economic interest in at least 20% of the shares in Felix Shares; or

(c)	the Scheme Implementation Agreement is terminated by the Company because of Felix’ material breach or breach of Felix’ exclusivity obligations (referred to in sub-section (K) below); and

(ii)	the Company will pay the Break Fee to Felix if Felix terminates the Scheme Implementation Agreement because of the Company’s material breach or where the Company fails to obtain financing required to fund the Transaction.

(K) Exclusivity

Felix has agreed to the following exclusivity arrangements until implementation (or termination) of the Scheme:

(i)	(No shop restriction) it will not solicit or encourage any Competing Proposals;

(ii)	(No talk restriction) it will not negotiate or enter into discussions with any Third Party in relation to a Competing Proposal; and

(iii)	(No due diligence) it will not provide any due diligence information for the purposes of enabling a Third Party to make a Competing Proposal.

The ‘no talk’ and ‘no due diligence’ restrictions will not apply to a Competing Proposal that is not solicited in breach of the Scheme Implementation Agreement or that the Felix Board determines, in accordance with its fiduciary or statutory duties, to be a Superior Proposal.

(L) Termination

The Scheme Implementation Agreement provides for the following termination rights:

(i)	by either party if:

(a)	the resolution to approve the Scheme submitted to the Scheme Meeting is not approved by the requisite majorities of Felix Shareholders;

(b)	the Scheme has not become effective by 31 March 2010 (or such other date agreed by the Company and Felix);

(c)	the Independent Expert concludes that the Scheme is not in the best interests of Felix Shareholders;

(d)	either party materially breaches the Scheme Implementation Agreement and fails to cure such breach within 5 Business Days;

(e)	the Federal Court of Australia refuses to make an order convening the Scheme Meeting or approving the Scheme;

(f)	a court or other regulatory authority issues an order, decree or ruling or takes any other action which permanently restrains or prohibits the Scheme;

(g)	there is a failure of a Condition; or

(h)	an insolvency event as defined in the Scheme Implementation Agreement occurs in relation to either party or material members of the corporate groups of Felix or the Company;

(ii)	by the Company if:

(a)	Felix breaches its exclusivity obligations (referred to in sub-section (K) above);

(b)	any Felix Director changes or withdraws his recommendation that Felix Shareholders vote in favour of the Scheme; or

(c)	a Competing Proposal in relation to Felix is recommended, promoted or otherwise endorsed by a majority of Felix Board; and

(iii)	by Felix if Felix Board publicly changes or withdraws its recommendation of the Scheme, or recommends a Superior Proposal in relation to Felix.

DETERMINATION OF THE SCHEME CONSIDERATION

The Scheme Consideration has been determined based on arm’s length negotiations between the Company and Felix, having regard to various factors including, but not limited to the historical market price of the Felix Shares, the nature and performance of the Felix’s business, the future development plans, prevailing commodity price, asset value and dividend distribution arrangements of Felix, and exchange rate environment.

14.58(5)

INFORMATION ON FELIX

Felix is a company incorporated under the laws of Australia and whose shares are listed on ASX. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia.

Felix has four major coal operating mines in Queensland and New South Wales, including Ashton underground coal mine, Ashton open-cut coal mine, Minerva open-cut coal mine and Yarrabee open-cut coal mine.

Felix is the operator of the Ashton underground and open-cut coal mines and holds a 60% interest. The mines produce semi-soft coking coal which is predominantly exported to Asian steelmakers.

Felix holds a 51% interest in the Minerva open-cut coal mine which is managed and operated by a wholly-owned subsidiary of Felix. The mine is a multi-seam mine which designs and produces premium thermal coal with a base market of Japan and Korea.

14.58(2) 14.60(2)

Felix holds a 100% interest in the Yarrabee open-cut coal mine. The Yarrabee mine produces PCI (Pulverised Coal Injection) coal and exports thermal coal.

Felix holds an 80% interest in the Moolarben development project in New South Wales, which includes both the Moolarben open-cut and underground mines. These two mines will produce high quality export thermal and domestic thermal coal.

Felix also owns a 100% interest in SA Coal. Its primary asset is the Phillipson Bay coal tenements in South Australia. As at the date of this announcement, SA Coal has not yet commenced any coal production and Felix is currently undertaking studies to determine the feasibility of the resources. SA Coal is not a material subsidiary of the Felix Group.

Felix also has interests in other exploration assets located in Queensland and New South Wales.

INFORMATION RELATING TO THE RESERVES OF FELIX

The following is a summary of the statement of JORC reserves provided by Felix in their statement of resources and reserves, attached to its half-year report for the period ended 31 December 2008:

Site	Felix’s Ownership	Proved Reserves (Mt)	Probable Reserves (Mt)	Total Reserves (Mt)
Ashton open-cut coal mine	60%	29.2	19.9	49.1

Ashton underground coal mine	60%	23.5	23.9	47.4

Minerva open-cut coal mine	51%	13.6	15.2	28.8

Yarrabee open-cut coal mine	100%	26.1	1.4	27.5

Moolarben open-cut coal mine	80%	40.4	237.3	277.7

Moolarben underground coal mine	80%	44.1	35.0	79.1

Total		176.9	332.7	509.6

Attributable to Felix equity of each project		132.3	253.3	385.5

HISTORICAL SHARE PRICE & FINANCIAL INFORMATION ABOUT FELIX	14.58(6)

The market price of Felix Shares closed at AUD16.90 on Friday, 7 August 2009, the last trading day in Felix Shares prior to the announcement of the Transaction. The VWAP over the preceding 1-month period prior to the announcement and the Dividend Adjusted 1 Month VWAP was AUD16.34 per share and AUD15.29 per share, respectively.	14.58(7)

The following is a summary of the audited consolidated financial information of Felix for the two financial years ended 30 June 2007, 2008 and the unaudited consolidated financial information for the six-months ended 31 December 2008:

	As at 30 June 2007	As at 30 June 2008	As at 31 December 2008
	(audited) (AUD’000)	(audited) (AUD’000)	(unaudited) (AUD’000)
Total assets	636,954	849,353	967,858

Total liabilities	234,755	301,862	313,469

Net assets	402,199	547,491	654,389

	As at 30 June 2007	As at 30 June 2008	As at 31 December 2008
	(AUD’000)	(AUD’000)	(AUD’000)
Revenue	241,469	440,552	397,593

Profit / (loss) before income tax	49,758	254,279	224,564

Profit after income tax from continuing operations	47,159	188,460	166,084

The above financial information was prepared in accordance with the Australian Accounting Standards which complies with the International Financial Reporting Standards.

FUTURE PLANS UPON CONCLUSION OF TRANSACTION

The Company has the following plans, among others, upon conclusion of the Transaction:

(i)	commit to retaining Felix’ existing employees and management and maintaining the current workforce at its current Australian operation;

(ii)	commit to establishing a strong corporate presence in Australia and it will keep Felix’ head office in Australia;

(iii)	continue the timely development of Felix’ Moolarben project and remain focused on funding and growing Felix’s exploration program in Australia, including the Athena, Wilpeena and Harrybrandt projects;

(iv)	continue the research and development on Felix’ ultra clean coal technology at Felix’ Cessnock R&D facilities; and

(v)	commit to working with Felix’ existing joint venture partners, to ensure optimal performance of Felix’ assets. These joint venture partners are established multi-national companies.

INFORMATION ON THE COMPANY

The Company is primarily engaged in the underground mining, preparation and processing, sale and railway transportation of coal. The Company’s products consist of prime quality and low-sulphur coal, which are suitable for use in large-scale power plants as steam coal, in metallurgical production when combined with coking coal and in pulverized coal injections during steel production.	14.58(2)

The Company has six coal mines located in Jining City, Shandong Province in the PRC with a collective in-place proven and probable reserve base of approximately 1,866 million tonnes as at 31 December 2008. The Austar Coal Mine (previously known as Southland Colliery) in New South Wales, Australia which was acquired by the Company in 2004, the Company’s Tianchi Coal Mine in Shanxi Province and Zhaolou Coal Mine in Heze City, Shandong Province have aggregate recoverable reserves of approximately 182 million tonnes.

REASONS FOR AND BENEFITS OF THE TRANSACTION
14.58(8)

The Transaction, if completed, will give the Company the opportunity to expand its mining operations by obtaining access to Australian coal deposit developments with the strategic objective of extending its reserve base and increasing production capacity. The Company also expects the Transaction to deliver operational synergies and other strategic benefits by further diversification of its operations.

The Company strongly believes that it can consolidate and operate the existing coal mines of Felix successfully. The Company is of the view that it has a unique advantage in underground coal mining and has secured various patents for underground mining technology in Australia. The production in coal pits and fire prevention and extinguishment technology that the Company has introduced to and successfully applied in Australia, including in particular its LTCC (Longwall Top Coal Caving) technology, enable it to improve the resource recovery rate of its mining operations.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Transaction are on normal commercial terms and are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

It is anticipated that, if concluded, the Transaction will constitute a major transaction of the Company, and will be subject to the reporting, announcement and shareholders’ approval requirements in accordance with Chapter 14 of the Hong Kong Listing Rules.

EXTRAORDINARY GENERAL MEETING

The EGM is to be held for the purpose of considering and, if deemed appropriate, approving the Transaction. None of the Shareholders will abstain from voting at the EGM on the special resolution approving the Transaction, which will be taken on poll as required under the Hong Kong Listing Rules.

GENERAL

UBS has been appointed by the Company as the financial advisers and Corrs Chambers Westgarth as Australian legal advisers in respect of the Transaction while Wilson HTM Corporate Finance and Citigroup have been appointed as financial advisers and Allens Arthur Robinson as Australian legal advisers to Felix.

A circular containing further information in relation to the Transaction and a notice of the EGM will be dispatched to the Shareholders as soon as practicable, and the Company will, where it considers appropriate, make further announcements as and when there is material progress on this matter.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following capitalized terms have the following meanings:

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ASX”	Australian Securities Exchange;

“AUD”	the lawful currency of Australia;

“Australian Corporations Act”	The Corporations Act 2001 (Cth) of Australia;

“Board”	the board of directors of the Company;

“Business Day”	a day that is: (a) a business day within the meaning given in the ASX Listing Rules; and (b) a day that banks are open for business in Sydney;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Competing Proposal”	is, in summary, any proposal by a third party to acquire 20% or more of the shares (or a 20% economic interest) in Felix, or to gain effective control over Felix (by controlling the composition of Felix Board or the votes attaching to 50% or more of Felix Shares), or directly or indirectly acquire a significant shareholding or economic interest in the Felix Group (not including in relation to the in-specie distribution of SA Coal shares to Felix Shareholders);

“Conditions”	the conditions to the Scheme becoming effective, as set out in the Scheme Implementation Agreement;

“Controlling Shareholder”	, Yankuang Group Corporation Limited, a wholly State-owned corporation and a controlling shareholder of the Company holding approximately 52.86% of the total issued share capital of the Company;

“Court”	the Federal Court of Australia or any other court of competent jurisdiction under the Australian Corporations Act agreed in writing by Felix and the Company;

“Dividend Adjusted 1Month VWAP”	1 month VWAP prior the announcement of the Transaction adjusted for the permitted dividends of up to AUD1.00 per share and SA Coal divestment of AUD0.05 per share;

“Directors”	the directors of the Company;

“Effective Date”	the date on which the Scheme becomes effective;

“Exclusivity Period”	the period commencing on the date of the Scheme Implementation Agreement and ending on the earlier of: (a) the date the Scheme Implementation Agreement is terminated in accordance with its terms; or

(b) the Effective Date;

“Extraordinary General Meeting” or “EGM”	an extraordinary general meeting of the Company to be held to approve, among other things, the Transaction, including any adjournment in respect thereof;

“Felix”	Felix Resources Company Limited, a company incorporated under the laws of Australia, the shares of which are listed on ASX;

“Felix Board”	the board of directors of Felix;

“Felix Director(s)”	the directors of Felix;

“Felix Group”	Felix and its related entities which are: (a) any Related Body Corporate of Felix; (b) any entity that is in a consolidated financial reporting group with Felix; and (c) any entity controlled by Felix;

“Felix Option Rights”	the rights to receive options issued by Felix to subscribe for the Felix Shares under the Felix Resources Operations General Manager’s Equity Participation Plan and the Felix Resources CFO/General Manager’s Equity Participation Plan;

“Felix Shares”	fully paid ordinary shares in Felix;

“Felix Shareholders”	the shareholders of Felix;

“Governmental Agency”	any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity and includes any minister (including, for the avoidance of doubt, the Commonwealth Treasurer), the Australian Securities and Investments Commission, the Australian Competition and Consumer Commission; the Australian Taxation Office, ASX and any regulatory organization established under statute or any stock exchange;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Independent Expert”	the independent expert appointed by Target in accordance with the Scheme Implementation Agreement;

“Independent Expert’s Report”	the report in connection with the Scheme to be prepared by the Independent Expert in accordance with the Australian Corporations Act, and Australian Securities and Investments Commission policy and practice, for inclusion in the Scheme Booklet;

“Mt”	million tones;

“PRC”	the People’s Republic of China;

“Related Body Corporate” or “Related Bodies Corporate”	has the meaning ascribed to it in the Australian Corporations Act, and in relation to Felix means: (a) a holding company of Felix; (b) a subsidiary of Felix; or (c) a subsidiary of a holding company of Felix;

“RMB”	Renminbi, the lawful currency of the PRC;

“SA Coal”	South Australian Coal Corp. Pty Limited, a wholly owned subsidiary of Felix that is an exploration project of Felix and holds coal and mineral exploration tenements in South Australia, which has not commenced construction yet;

“Scheme”	the proposed scheme of arrangement between the Company and the scheme participant under Part 5.1 of the Australian Corporations Act, the implementation of which will give effect to the Transaction, subject to any alterations or conditions made or required by the Federal Court of Australia or any other court of competent jurisdiction under section 411(6) of the Australian Corporations Act and approved in writing by the Company and Felix;

“Scheme Booklet”	the information to be dispatched to Felix Shareholders and approved by the Court, including the Scheme, explanatory statement in relation to the Scheme issued pursuant to section 412 of the Australian Corporations Act and registered with the Australian securities and Investments Commission, the Independent Expert’s Report, the deed poll, a tax opinion on the Scheme provided by Felix’ taxation advisers, a summary of the Scheme Implementation Scheme and notice convening the Scheme Meeting (together with proxy forms);

“Scheme Consideration”	AUD16.95 for each Felix Share or such other amount as agreed between the Company and Felix;

“Scheme Implementation Agreement”	the agreement dated 13 August 2009 entered into between the Company and Felix pursuant to which Felix will recommend the Scheme to Felix Shareholders by means of which the Company will, subject to the Conditions being fulfilled or waived, acquire all the Felix Shares;

“Scheme Meeting”	the meeting ordered by the Court to be convened pursuant to section 411(1) of the Australian Corporations Act in respect of the Scheme;

“Shares”	A Shares and H Shares;

“Shareholders”	the shareholders of the Company;

“State”	the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities);

“Third Party”	any of the following: (a) a person other than the Company or any of its Related Bodies Corporate; or (b) a consortium, partnership, limited partnership, syndicate or other group in which neither the Company nor any of its Related Bodies Corporate has agreed in writing to be a participant;

“Transaction”	the proposed acquisition by the Company (or a wholly-owned subsidiary of the Company) of all of the Felix Shares pursuant to the Scheme between Felix and Felix Shareholders under Part 5.1 of the Australian Corporations Act;

“VWAP”	volume weighted average price; and

%	per cent.

Notes:

1.	Where amounts in Hong Kong dollars have been derived from Renminbi which have been derived from Australian dollars, such translations are for the convenience of the reader only, and except as otherwise indicated, have been made at the rate of HKD1.00 to RMB0.8799 and AUD1.00 to RMB5.6859 respectively, as at 13 August 2009.
2.	Unless otherwise stated, a reference to any time contained in this announcement is a reference to that time in Hong Kong.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

13 August 2009

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.	2.14

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310